CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and Shareholders of

Oppenheimer Portfolio Series:

We consent to the use in this Registration Statement of Conservative Investor Fund, Moderate Investor Fund, Equity Investor Fund, and Active Allocation Fund (the portfolios constituting Oppenheimer Portfolio Series) (the Funds), of our reports dated March 16, 2011, relating to the financial statements and financial highlights of the Funds, appearing in the Statement of Additional Information, which is part of such Registration Statement, and to the references to our firm under the headings “Financial Highlights” appearing in the Prospectuses, which are also part of such Registration Statement and “Independent Registered Public Accounting Firm” appearing in the Statement of Additional Information.

/s/ KPMG LLP

                         KPMG LLP

Denver, Colorado

May 26, 2011